September 18, 2013

VIA EDGAR TRANSMISSION

Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Ms. Hatch:

On July 8, 2013, AdvisorOne Funds (the "Registrant"), on behalf of its series the Horizon Active Income Fund (formerly, Horizon Tactical Income Fund) (the “Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation with Emily Little on September 5, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1. A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE.  Registrant confirms that a copy of the operating expense limitation agreement will be filed, and that it will be in effect for at least one year from the effective date.

Comment 2.  The Principal Investment Strategies section of the Summary Prospectus indicates that the adviser will execute the Fund’s strategy “by investing primarily in exchange-traded funds ("ETFs") listed on U.S. exchanges, sovereign debt (including U.S. treasuries), fixed and floating rate securities of publicly traded companies, convertible bonds, preferred stocks, master limited partnerships (“MLPs”), mortgage-backed securities (“MBS”) and real estate investment trusts (“REITs”).”  This appears to be in conflict with the Principal Investment Strategies section of the Statutory Prospectus which indicates that the adviser executes the strategy “by investing primarily in ETFs listed on U.S. exchanges” and then lists other investment types as, apparently, secondary strategies.

If the Fund will invest primarily in ETFs, and invest in the other strategies listed as secondary strategies, please revise the disclosure in the Summary Prospectus accordingly.  Please revise the disclosures as necessary in the Principal Investment Strategies sections to provide consistency between the Summary and Statutory Prospectus sections.

Response. The Registrant has revised the first paragraph of the Summary Prospectus “Principal Investment Strategies” section as follows:

Horizon executes this strategy by investing ~~primarily~~ in exchange-traded funds (“ETFs”) listed on U.S. exchanges and other income producing securities.  The Fund will invest in fixed income ETFs and other income oriented ETFs.  The adviser defines “income oriented ETFs” as those that invest in (1) equity securities, (2) fixed-income securities, (3) alternative/specialty securities or (4) cash equivalents.  In addition, the Fund may also invest in~~,~~ sovereign debt (including U.S. treasuries), fixed and floating rate securities of publicly traded companies, convertible bonds, preferred stocks, master limited partnerships (“MLPs”), mortgage-backed securities (“MBS”) and real estate investment trusts (“REITs”).  The Fund will invest primarily in U.S. Dollar denominated securities, but may also invest a portion of its assets in non-U.S. Dollar denominated securities.  The adviser will not adhere to any specific allocation of the Fund’s assets as between ETFs and other income producing securities, and other investments in the Fund’s portfolio. The adviser will invest the Fund’s portfolio without restriction as to capitalization.

The Registrant has revised the second paragraph of the Statutory Prospectus “Principal Investment Strategies” section as follows:

Horizon seeks to achieve the Fund's investment objective by allocating assets across various sectors of the global securities markets.  Horizon executes this strategy by investing ~~primarily~~ in ETFs listed on U.S. exchanges and other income producing securities.  The Fund will invest in fixed income ETFs and other income oriented ETFs.  The adviser defines “income oriented ETFs” as those that invest in (1) equity securities, (2) fixed-income securities, (3) alternative/specialty securities or (4) cash equivalents.  Horizon will vary the allocation percentages to ETFs, and other income producing securities, based on the current economic and market environment and the adviser’s tactical views. Horizon anticipates that, under normal market conditions, the Fund’s primary investment exposure will be ETFs listed on U.S. exchanges.  Horizon selects specific ETFs, in part, on their investment goals and strategies, their investment adviser and portfolio manager, and on the analysis of their past performance (absolute, relative and risk-adjusted).  Horizon also considers other factors in the selection of ETFs, such as fund size, liquidity, expense ratio, quality of shareholder service, reputation and tenure of portfolio manager, general composition of its investment portfolio and current and expected portfolio holdings.  Some ETFs in which the Fund invests may not share the same investment goal and investment limitations as the Fund.  Horizon may buy inverse ETFs, including non-leveraged inverse ETFs, to hedge overall market risk as a part of the adviser’s overall risk management process, when it believes market conditions are unfavorable.

In addition to investment in ETFs and other income producing securities, the Fund may also invest in fixed and floating rate securities of publicly traded companies, convertible bonds, preferred stocks, MLPs and REITs.  MLPs are typically engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products.  The Fund will invest primarily in U.S. Dollar denominated securities, but may also invest a portion of its assets in non-U.S. Dollar denominated securities.  The adviser will not adhere to any specific allocation of the Fund’s assets as between ETFs and other income producing securities, and other investments in the Fund’s portfolio. The adviser will invest the Fund’s portfolio without restriction as to capitalization.

Comment 3. Please describe the ETFs in which the Fund will invest.  For example, domestic equity, sector specific, fixed income, etc.  Will the adviser adhere to any specific allocation of the Fund’s assets between the various ETFs and other investments?

Response.  The Fund will invest in fixed income ETFs and other income oriented ETFs.  The adviser defines “income oriented ETFs” as those that invest in (1) equity securities, (2) fixed-income securities, (3) alternative/specialty securities or (4) cash equivalents.

The adviser will not adhere to any specific allocation of the Fund’s assets as between ETFs and other income producing securities, and other investments in the Fund’s portfolio. The adviser will invest the Fund’s portfolio without restriction as to capitalization.

The Registrant has revised the prospectus disclosure as shown in response to Comment 2 above.

Comment 4.  The third paragraph of the Principal Investment Strategies section of the Summary Prospectus indicates that the adviser will invest the Fund’s portfolio among asset classes that it “believes to have the highest expected return for a given amount of risk.”  This disclosure seems to indicate an objective of high total return.  The Fund’s stated objective is income.  Please consider the appropriateness of the disclosed objective and revise as necessary.  Additionally, to the extent the stated objective is accurate, please revise the disclosure to reflect that objective.

Response.  The Registrant believes that the stated objective is accurate and has revised the disclosure as follows:

Horizon selects asset classes using a tactical approach that allocates the Fund's portfolio between asset classes that Horizon believes will generate the greatest amount of income, relative to ~~have the highest expected return for~~  a given amount of risk. Tactical investing strategies seek to maximize returns by adjusting portfolio asset-allocations among various asset classes based upon near-term forecasts. Horizon assesses expected income, relative to ~~return and~~  risk, using a multi-disciplined approach consisting of economic, quantitative and fundamental analysis.  A representative security is selected for inclusion in the portfolio after it is reviewed for sufficient trading liquidity and fit within overall portfolio diversification needs.  Depending on market conditions, the Fund may have a high turnover rate.

Comment 5.  Fixed Income Risk is listed as a Principal Investment Risk of the Fund.  The last sentence of the “Fixed Income Risk” disclosure references credit risk.  Please define or explain credit risk.  To the extent “credit risk” may be applicable to the Fund’s overall strategy, for example, if it were to invest in fixed income ETFs, please consider adding “Credit Risk” as a stand-alone risk in the section.

Response.  The Registrant has revised the Prospectus Principal Investment Risk disclosure to include Credit Risk.

Comment 6.  The Portfolio Managers section notes that the portfolio managers “have each been a Co-Portfolio Manager of the Fund since its inception.”  Once the inception date is known, please update this disclosure to include the month and year of inception.

Response.  Registrant has revised the disclosure as follows:

…have each been a Co-Portfolio Manager of the Fund since its inception in September 2013.

Comment 7.  Inverse Risk is listed as a Principal Investment Risk of the Fund.  Will the Fund invest in non-inverse, but leveraged ETFs?  If so, please disclose as much.

Response.

The adviser will not invest Fund assets in leveraged inverse ETFs.  The adviser may invest Fund assets in non-leveraged inverse ETFs.  Please see the revised prospectus disclosure in response to Comment 2 above.

Comment 8.  In the Investment Adviser section under Management of the Fund, in the second paragraph, first sentence, please delete “defer” and replace with “waive” as defer implies that the adviser will receive the foregone advisory fees at a later date.

Response.  The requested change has been made.

Comment 9.  The prospectus offers two classes of shares:  Class N and Class I shares.  Are both classes available to all investors?  If so, why would an investor choose Class N shares, which charge a 0.25% 12b-1 fee, over Class I shares, which do not charge such a fee?  If both classes are not available to all investors, please make clear any eligibility criteria between the classes.

Response.  Both share classes are not available to all investors.  Class I Shares are offered through platforms under contractual arrangements with the adviser or through programs offered by investment advisory representatives under contractual arrangements with the adviser.  The first paragraph of the “Choosing a Class” section has been revised as follows:

If you are making your initial investment in the Fund, you must select a class of shares. The Fund offers Class I shares and Class N shares.  Each class of shares in the Fund represents an interest in the same portfolio of investments within the Fund ~~securities and each has the same rights with one exception~~ . The main difference between the share classes is the ongoing fees/minimum investment/expenses.  Class N shares pay an annual fee of up to 0.25% for shareholder services, and Class I shares do not pay such fees. Not all share classes may be available for purchase in all states.

Different share classes allow you to choose the class that will be most beneficial to you. Your decision should depend upon a number of factors including the amount you purchase and the length of time you plan to hold the shares.  All share classes are not available to all investors.  Your financial consultant can assist you in determining which class is best for you. Because all future investments in your account will be made in the share class you designate when opening the account, you should make your decision carefully.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP